Exhibit 2.3

FORM OF TAX MATTERS AGREEMENT

BY AND BETWEEN

SILVERSUN TECHNOLOGIES, INC.

AND

SILVERSUN TECHNOLOGIES HOLDINGS, INC.

DATED AS OF [●]1

1 Note to Draft: To be the date one day prior to the Distribution Date (as defined in the Investment Agreement).

i

Article V COOPERATION; DOCUMENT RETENTION; CONFIDENTIALITY; DISAGREEMENTS	12
Section 5.1 Provision of Cooperation, Documents and Other Information	12
Section 5.2 Retention of Books and Records	13
Section 5.3 Confidentiality of Documents and Information	13
Section 5.4 Reliance by Parent	13
Section 5.5 Reliance by SpinCo	13
Section 5.6 Disagreements	14
Article VI AUDITS	14
Section 6.1 Notification and Status of Audits or Disputes	11
Section 6.2 Control and Settlement	15
Section 6.3 Delivery of Powers of Attorney and Other Documents	15
Article VII MISCELLANEOUS	16
Section 7.1 Effectiveness	16
Section 7.2 Complete Agreement; Construction	16
Section 7.3 Counterparts	16
Section 7.4 Survival of Agreements	16
Section 7.5 Expenses	16
Section 7.6 Notices	16
Section 7.7 Waivers	18
Section 7.8 Amendments; Waiver	18
Section 7.9 Assignment	18
Section 7.10 Successors and Assigns	18
Section 7.11 Termination	18
Section 7.12 Subsidiaries	18
Section 7.13 Third-Party Beneficiaries	18
Section 7.14 Titles and Headings	18
Section 7.15 Governing Law	18
Section 7.16 Waiver of Jury Trial	19
Section 7.17 Specific Performance	19
Section 7.18 Severability	19
Section 7.19 Force Majeure	19
Section 7.20 Predecessors and Successors	19
Section 7.21 Further Assurances	20
Section 7.22 Rules of Construction	20

ii

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”), is made and entered into as of [●], by and between SilverSun Technologies, Inc., a Delaware corporation (“Parent”), and SilverSun Technologies Holdings, Inc., a Nevada corporation (“SpinCo,” and each of Parent and SpinCo, a “Party” and collectively the “Parties”). All capitalized terms not otherwise defined shall have the meanings set forth in Article I.

RECITALS

WHEREAS, Parent entered into that certain Investment Agreement, dated as of December 3, 2023 (the “Investment Agreement”) by and among Parent and the Investors (as defined in the Investment Agreement) thereto, pursuant to which Parent issued and sold to each Investor (as defined in the Investment Agreement) (a) that number of shares of Preferred Stock (as defined in the Investment Agreement) and (b) that number of Warrants (as defined in the Investment Agreement), in each case set forth opposite such Investor’s name in Schedule I to the Investment Agreement;

WHEREAS, Parent and certain of its subsidiaries have joined in filing consolidated federal Income Tax Returns and certain consolidated, combined or unitary state or local Income Tax Returns;

WHEREAS, Parent and SpinCo are entering into that certain Separation and Distribution Agreement, dated as of the date hereof (the “Separation Agreement”), pursuant to which, among other things, Parent will distribute all of the outstanding common stock of SpinCo to Parent’s stockholders as of the Distribution Record Date in connection with the Distribution;

WHEREAS, pursuant to the Distribution, SpinCo and its subsidiaries will leave the Pre-Spin Group;

WHEREAS, the Parties, on behalf of themselves and their Affiliates, wish to set forth their agreement regarding the rights and obligations of Parent, SpinCo and the members of the Parent Group and the SpinCo Group with respect to (a) the administration and allocation of federal, state, local and foreign Taxes incurred in the Tax Periods beginning prior to the Distribution Date; (b) Taxes resulting from the Distribution; and (c) certain related Tax matters;

WHEREAS, the Parties have agreed that (a) except as otherwise set forth in this Agreement, (i) all Tax liabilities for the Pre-Distribution Period and (ii) all Spin-Off Taxes in excess of one million five hundred thousand U.S. dollars ($1,500,000) shall be borne by SpinCo, and (b) except as otherwise set forth in this Agreement, (i) all Tax liabilities of Parent from the Post-Distribution Tax Period and (ii) Spin-Off Taxes up to one million five hundred thousand U.S. dollars ($1,500,000) shall be borne by Parent; and

WHEREAS, the Parties acknowledge that this Agreement, the Separation and Distribution Agreement and the other Ancillary Agreements represent the integrated agreement of Parent and SpinCo relating to the Separation and the Distribution and the other transactions contemplated by the Investment Agreement, are being entered into together and would not have been entered into independently.

NOW THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, the Parties agree as follows:

Article I
DEFINITIONS

When used herein the following terms shall have the following meanings:

“Accounting Firm” means a nationally recognized firm of independent certified public accountants mutually acceptable to Parent and SpinCo.

“Affiliate” has the meaning set forth in the Separation Agreement.

“Affiliated Group” means, with respect to a Tax Period, (a) an affiliated group of corporations within the meaning of Section 1504(a) of the Code or, for purposes of any state, local or foreign Tax matters, any consolidated, combined, unitary or similar group of corporations within the meaning of any similar provisions of Tax law for the jurisdiction in question, and (b) for purposes of any federal, state, local or foreign Income Tax matters, any entity owned by a corporation described in clause (a) that is disregarded as separate from its owner for such purposes under applicable law.

“Applicable Rate” has the meaning set forth in the Separation Agreement.

“Audit” means any audit, assessment or other examination by any Taxing Authority or any proceeding relating to Taxes or appeal of such a proceeding, whether judicial or administrative.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto.

“Distribution” has the meaning set forth in the Separation Agreement.

“Distribution Date” has the meaning set forth in the Separation Agreement.

“Distribution Record Date” has the meaning set forth in the Separation Agreement.

“Effective Time” has the meaning set forth in the Separation Agreement.

“Final Determination” means (a) a decision, judgment, decree or other order by a court of competent jurisdiction, which has become final and unappealable; (b) a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreements under the laws of other jurisdictions; (c) any other final settlement with any Taxing Authority (including the execution of IRS Form 870 or 870-AD (or any successor forms thereto), or a comparable form under the laws of other jurisdictions, but excluding any such form that reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Taxing Authority to assert a further deficiency); (d) the expiration of an applicable statute of limitations; (e) the allowance of a refund or credit, but only after the expiration of all periods during which such refund or credit may be recovered (including by way of offset); or (f) any other final disposition, including by mutual agreement of the Parties.

“Force Majeure” has the meaning set forth in the Separation Agreement.

“Income Tax” means any and all Taxes based upon or measured by net income (regardless of whether denominated as an “income tax,” a “franchise tax” or otherwise).

“Income Tax Return” means a Tax Return relating to an Income Tax.

“IRS” means the Internal Revenue Service or any successor thereto.

“Parent Affiliated Group” means, for any applicable Tax Period (or portion thereof), Parent and each entity that is a member of an Affiliated Group for such Tax Period (or portion thereof) with respect to which Parent is the common parent. For the avoidance of doubt, the Parent Affiliated Group shall include, for the portion of any Straddle Period that ends on the Distribution Date, SpinCo and other entities that will be members of the SpinCo Affiliated Group beginning on the day immediately after the Distribution Date.

“Parent Carryback” means any net operating loss, net capital loss, excess tax credit or other similar Tax Item of any Parent Member which may or must be carried from one Tax Period to another prior Tax Period under the Code or other applicable Tax law.

“Parent Group” has the meaning ascribed to the term “Parent Entities” in the Separation Agreement.

“Parent Member” means any entity that is a member of the Parent Group.

“Person” has the meaning set forth in the Separation Agreement.

“Plan of Reorganization” has the meaning set forth in the Separation Agreement.

“Post-Distribution Tax Period” means a Tax Period that begins after the Distribution Date.

“Pre-Distribution Tax Period” means a Tax Period that ends on or before the Distribution Date.

“Pre-Spin Group” means Parent and its Affiliates before the Distribution.

“Pre-Spin Member” means any entity that was a member of the Pre-Spin Group.

“Privilege” means any privilege that may be asserted under applicable law, including any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.

“Representative” means, with respect to any Person, any of such Person’s or entity’s directors, officers, employees, agents, consultants, accountants, attorneys and other advisors.

“Responsible Party” means the Party responsible for the preparation and filing of a Tax Return pursuant to Section 2.1.

“Separation” has the meaning set forth in the Separation Agreement.

“SpinCo Affiliated Group” means SpinCo and each entity that is a member of an Affiliated Group with respect to which SpinCo is the common parent for any Post-Distribution Tax Period. For purposes of this Agreement, the SpinCo Affiliated Group shall exist from and after the beginning of the day immediately after the Distribution Date.

“SpinCo Group” has the meaning ascribed to the term “SpinCo Entities” in the Separation Agreement.

“SpinCo Member” means any entity that is a member of the SpinCo Group.

“Spin-Off” has the meaning set forth in the Separation Agreement.

“Spin-Off Market Value” means the average of the closing public trading price (on a per share basis) of the common stock of SpinCo on the first three (3) trading days immediately after the Effective Time, multiplied by the number of issued and outstanding common shares of SpinCo.

“Spin-Off Taxes” means any Taxes imposed on the Parent Group (including the SpinCo Group) as a result of, in connection with or relating to the Spin-Off (including the Separation and the Distribution).

“Straddle Period” means a Tax Period that begins on or before and ends after the Distribution Date.

“Subsidiary” has the meaning set forth in the Separation Agreement.

“Tax” means any federal, state, foreign or local income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax, charge, fee, levy, duty or assessment of any kind whatsoever, including any interest, penalty or addition thereto.

“Tax Asset” means any Tax Item that has accrued for Tax purposes, but has not been used during a Tax Period, and that could reduce a Tax in another Tax Period, including, but not limited to, a net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction, credit related to alternative minimum tax and any other Tax credit.

“Taxing Authority” means the IRS or any other governmental authority responsible for the determination, collection or administration of any Tax.

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any other attribute or item (including the adjusted basis of property) that may have the effect of increasing or decreasing any Tax.

“Tax Period” means any period prescribed by law or any Taxing Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Practices” means the policies, procedures and practices customarily and consistently employed by the Pre-Spin Group in the preparation and filing of, and positions taken on, any Tax Returns of the Parent Affiliated Group or any Pre-Spin Member (or group thereof) for any Pre-Distribution Tax Period.

“Tax Refund” means any refund of Taxes, whether by payment, credit, offset, reduction in Tax or otherwise, plus any interest or other amounts received or payable with respect to such refund.

“Tax Return” means any return (including any information return), report, statement, declaration, notice, form, election, estimated Tax filing, claim for refund or other document (including any amendments thereof and attachments thereto) filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority with respect to any Tax.

“Treasury Regulations” means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

Article II
FILING OF TAX RETURNS AND PAYMENT OF TAXES

Section 2.1 Preparation and Filing of Tax Returns.

(a) Subject to Section 2.3, Parent shall prepare (or caused to be prepared) and timely file (or cause to be timely filed) (taking into account applicable extensions):

(i) all Tax Returns of the Parent Affiliated Group or any Pre-Spin Member (or group thereof) for any Straddle Period other than Tax Returns described in Section 2.1(b)(ii); and

(ii) all Tax Returns of the Parent Affiliated Group or any Parent Member (or group thereof) for all Post-Distribution Tax Periods.

(b) Subject to Section 2.3, SpinCo shall prepare (or caused to be prepared) and timely file (or cause to be timely filed) (taking into account applicable extensions):

(i) all Tax Returns of the Parent Affiliated Group or any Pre-Spin Member (or group thereof) for any Pre-Distribution Tax Period other than Tax Returns described in Section 2.1(a)(i);

(ii) all Tax Returns for any Straddle Period that relate solely to the SpinCo Group or any SpinCo Member (or group thereof); and

(iii) all Tax Returns of the SpinCo Affiliated Group or any SpinCo Member (or group thereof) for all Post-Distribution Tax Periods.

Section 2.2 Provision of Filing Information. Each Party shall cooperate with the Responsible Party in the preparation and filing of all Tax Returns relating to Pre-Distribution Tax Periods and Straddle Periods, including by providing the Responsible Party with (a) all necessary filing information in a manner consistent with past Tax Practices, (b) all other information reasonably requested in connection with the preparation of such Tax Returns, including permission to copy any applicable documents, and (c) such other assistance reasonably necessary or requested for the filing of such Tax Returns. Any information or documents required or reasonably requested by the Responsible Party to prepare any Tax Return shall be provided in such form as the Responsible Party reasonably requests and in sufficient time for such Tax Returns to be filed on a timely basis; provided, that, this Section 2.2 shall not apply to information governed by Section 2.11.

Section 2.3 Advance Review of Tax Returns.

(a) At least fifteen (15) business days, or such other reasonable time as mutually agreed to by Parent and SpinCo, prior to the filing of any Tax Return pursuant to Section 2.1(a)(i) that includes a SpinCo Member (each, a “Parent Prepared Tax Return”), Parent shall provide SpinCo for its review and comment a draft of the portion of such Tax Return that relates to the SpinCo Member.

(b) At least fifteen (15) business days, or such other reasonable time as mutually agreed to by Parent and SpinCo, prior to the filing of any Tax Return pursuant to Section 2.1(b)(i) or Section 2.1(b)(ii) (each, a “SpinCo Prepared Tax Return”), SpinCo shall provide Parent for its review and comment a draft of such Tax Return.

(c) In connection with SpinCo’s review of the applicable portion of a draft Parent Prepared Tax Return pursuant to Section 2.3(a), SpinCo and its Representatives shall have the right to review all work papers related to the portion of such Parent Prepared Tax Return relating to the applicable SpinCo Member prior to Parent’s filing of such Tax Return. SpinCo shall deliver to Parent reasonably promptly after SpinCo’s receipt of the applicable draft of the portion of the Parent Prepared Tax Return SpinCo’s written comments thereto. Parent shall consult in good faith with SpinCo and its Representatives regarding such comments and shall not file any such Parent Prepared Tax Return without SpinCo’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that Parent shall not be obligated to consider (and SpinCo shall not be entitled to withhold consent as a result of) any comments the result of which would materially adversely affect (i) the amount of Spin-Off Taxes for which Parent is responsible pursuant to Section 2.7(b) or (ii) the Taxes of the Parent Affiliated Group (or any Parent Member) for any Straddle Period or Post-Distribution Tax Period, and Parent may condition the acceptance and incorporation of any such comments upon the receipt of appropriate indemnification from SpinCo for any increases in such Taxes that may result from the acceptance and incorporation of the applicable comment.

(d) In connection with Parent’s review of a draft SpinCo Prepared Tax Return pursuant to Section 2.3(b), Parent and its Representatives shall have the right to review all work papers related to such SpinCo Prepared Tax Return prior to SpinCo’s filing of such Tax Return. Parent shall deliver to SpinCo reasonably promptly after Parent’s receipt of the applicable draft SpinCo Prepared Tax Return Parent’s written comments thereto. SpinCo shall consult in good faith with Parent and its Representatives regarding such comments and shall not file any such SpinCo Prepared Tax Return without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that SpinCo shall not be obligated to consider (and Parent shall not be entitled to withhold consent as a result of) any comments the result of which would materially adversely affect (i) the amount of Spin-Off Taxes for which SpinCo is responsible pursuant to Section 2.7(a) or (ii) the Taxes of the SpinCo Affiliated Group (or any SpinCo Member) for any Straddle Period or Post-Distribution Tax Period, and SpinCo may condition the acceptance and incorporation of any such comment upon the receipt of appropriate indemnification from Parent for any increases in such Taxes that may result from the acceptance and incorporation of the applicable comment.

Section 2.4 Positions on Tax Returns. The Responsible Party shall prepare all Tax Returns for all Pre-Distribution Tax Periods and Straddle Periods in a manner consistent with past Tax Practices, except (a) as otherwise required by (i) changes in applicable law or material underlying facts or (ii) a Final Determination or (b) as consented by Parent and SpinCo in writing, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, the Tax Return that includes the Spin-Off shall use the Spin-off Market Value to determine the taxable fair market value of SpinCo.

Section 2.5 Execution of Returns Prepared by Other Party. In the case of any Tax Return that is required to be prepared by one Party under this Agreement and that is required by law to be signed by another Party (or by its Representative), the Party that is legally required to sign such Tax Return shall not be required to sign such Tax Return under this Agreement unless there is at least a greater than fifty percent (50%) likelihood of prevailing on the merits for the Tax treatment of each material item reported on the Tax Return.

Section 2.6 Straddle Period Taxes.

(a) In the case of any Straddle Period, Tax Items shall be apportioned between Pre-Distribution Periods and Post-Distribution Periods in accordance with the principles of Treasury Regulations Section 1.1502-76(b) as reasonably interpreted and applied by Parent. With respect to the Parent Federal Consolidated Income Tax Return for the Tax Period that includes the Distribution, Parent may determine in its sole discretion whether to make a ratable allocation election under Treasury Regulations Section 1.1502-76(b)(2)(ii) with respect to SpinCo. SpinCo shall, and shall cause each SpinCo Member to, take all actions necessary to give effect to such election.

(b) In determining the apportionment of Tax Items between Pre-Distribution Periods and Post-Distribution Periods, any Tax Items relating to the Spin-Off shall be treated as extraordinary items described in Treasury Regulations Section 1.1502-76(b)(2)(ii)(C) and shall (to the extent arising on or prior to the Distribution Date) be allocated to the Pre-Distribution Period, and any Taxes related to such items shall be treated under Treasury Regulations Section 1.1502-76(b)(2)(iv) as relating to such extraordinary item and shall (to the extent arising on or prior to the Distribution Date) be allocated to the Pre-Distribution Period.

Section 2.7 Responsibility and Payment of Taxes.

(a) SpinCo shall be liable for and shall pay, without duplication, (i) other than any Spin-Off Taxes described in Section 2.7(b)(ii), all Taxes due and payable (including additional Taxes imposed as a result of a Final Determination) with respect to all Pre-Distribution Tax Periods and the portion of any Straddle Period ending on and including the Distribution Date of the Parent Affiliated Group and any Pre-Spin Member (or group thereof); (ii) all Taxes due and payable (including additional Taxes imposed as a result of a Final Determination) with respect to all Post-Distribution Tax Periods and the portion of any Straddle Period beginning the day after the Distribution Date of the SpinCo Affiliated Group, the SpinCo Group or any SpinCo Member (or group thereof); and (iii) all Spin-Off Taxes (including additional Spin-Off Taxes imposed as a result of a Final Determination), taken together in the aggregate with all other Spin-Off Taxes, in excess of one million five hundred thousand U.S. dollars ($1,500,000).

(b) Parent shall be liable for and shall pay, without duplication, (i) other than any Spin-Off Taxes described in Section 2.7(a)(iii), all Taxes of the Parent Group or any Parent Member (or group thereof) due and payable with respect to all Post-Distribution Tax Periods and the portion of any Straddle Period beginning the day after the Distribution Date and (ii) that portion of any Spin-Off Taxes (including additional Spin-Off Taxes imposed as a result of a Final Determination) that, taken together in the aggregate with all other Spin-Off Taxes, are less than or equal to one million five hundred thousand U.S. dollars ($1,500,000).

(c) SpinCo or Parent, as applicable, shall pay to the other Party the amount required to be paid pursuant to this Section 2.7 within thirty (30) days after written demand is made by such other Party; provided, that any such amount shall not be payable earlier than ten (10) business days before the date on which the applicable Taxes are actually paid or required to be paid to the Taxing Authority.

Section 2.8 Amended Returns. Notwithstanding anything to the contrary in this Agreement, no Party may file, and shall cause its Affiliates not to file, any amendment to a Parent Prepared Tax Return or a SpinCo Prepared Tax Return without the other Party’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 2.9 Refunds of Taxes.

(a) Except as set forth below, (i) Parent shall be entitled to any Tax Refund of Taxes for which Parent is liable hereunder, (ii) SpinCo shall be entitled to any Tax Refund of Taxes for which SpinCo is liable hereunder, and (iii) a Party receiving a Tax Refund to which another Party is entitled hereunder in whole or in part shall pay over such Tax Refund (or portion thereof), net of cost (including Taxes) resulting therefrom, to such other Party within thirty (30) days after such Tax Refund is received.

(b) Parent shall be entitled to any Tax Refund that is attributable to, and would not have arisen but for, a Parent Carryback arising in a Post-Distribution Period being claimed in a Pre-Distribution Period.

Section 2.10 Tax Elections. Nothing in this Agreement is intended to change or otherwise affect any previous Tax election made by or on behalf of the Parent Affiliated Group (including the election with respect to the calculation of earnings and profits under Section 1552 of the Code and the Treasury Regulations thereunder). Parent, as common parent of the Parent Affiliated Group, shall continue to have discretion, reasonably exercised, to make any and all elections with respect to all members of the Parent Affiliated Group for all Pre-Distribution Tax Periods and Straddle Periods; provided that elections for such Tax Returns that are SpinCo Prepared Tax Returns shall be made in a manner consistent with past Tax Practices. SpinCo, as common parent of the SpinCo Affiliated Group, shall have sole discretion to make any and all elections with respect to all members of the SpinCo Affiliated Group for all Tax Periods for which it is obligated to file Tax Returns under Section 2.1(b).

Section 2.11 Allocation of Tax Assets.

(a) If the Parent Affiliated Group has a Tax Asset, the portion, if any, of such Tax Asset apportioned to SpinCo or any SpinCo Member and treated as a carryover to the first post-Distribution period of SpinCo (or such SpinCo Member) shall be determined by Parent in accordance with Treasury Regulations Sections 1.1502-21, 1.1502-21T, 1.1502-22, 1.1502-79 and, if applicable, 1.1502-79A.

(b) No Tax Asset with respect to consolidated federal Income Tax of the Parent Affiliated Group, other than those described in Section 2.11(a), and no Tax Asset with respect to any consolidated, combined or unitary state or foreign Income Tax, in each case, arising in respect of a Joint Return shall be apportioned to SpinCo or any SpinCo Member, except as Parent (or such Parent Member as Parent shall designate) determines is otherwise required under applicable law.

(c) Parent shall use commercially reasonable efforts to determine or cause its designee to determine the portion, if any, of any Tax Asset that must (absent a Final Determination to the contrary) be apportioned to SpinCo or any SpinCo Member in accordance with this Section 2.11 and applicable law and the amount of Tax basis and earnings and profits to be apportioned to SpinCo or any SpinCo Member in accordance with this Section 2.11 and applicable law, and shall provide written notice of the calculation thereof to SpinCo as soon as reasonably practicable after Parent or its designee prepares such calculation. For the avoidance of doubt, Parent shall not be liable to SpinCo or any SpinCo Member for any failure of any determination under this Section 2.11 to be accurate or sustained under applicable law, including as the result of any Final Determination.

(d) Any written notice delivered by Parent pursuant to Section 2.11(c) shall be binding on SpinCo and each member of the SpinCo Group and shall not be subject to dispute resolution. Except to the extent otherwise required by a change in applicable law or pursuant to a Final Determination, SpinCo shall not take any position (whether on a Tax Return or otherwise) that is inconsistent with the information contained in any such written notice.

(e) To the extent that the amount of any Tax Asset is later reduced or increased by a Taxing Authority or as a result of an Audit, such reduction or increase shall be allocated to the Party to which such Tax Asset was allocated pursuant to Section 2.11(a).

Section 2.12 Certain Expenses. SpinCo shall reimburse Parent for SpinCo’s share of the preparation and filing of any Parent Prepared Tax Return, which share shall be apportioned and allocated between the Parent Group and the SpinCo Group in the same manner as the liability for the Taxes with respect to such Tax Return was apportioned and allocated pursuant to Section 2.7.

Section 2.13 Taxable Year. The parties agree that, except to the extent required by a change in applicable law or a Final Determination or as otherwise agreed by Parent and SpinCo in writing, (a) the Tax Period with respect to federal and applicable state and local Income Taxes of the Parent Affiliated Group existing immediately before the Distribution (including the SpinCo Members) shall not end as of the close of the Distribution Date, (b) the Distribution shall be reported during such Tax Period of such Parent Affiliated Group, (c) the SpinCo Affiliated Group and each member thereof shall begin a new taxable year for purposes of such federal, state or local Income Taxes as of the beginning of the day after the Distribution Date and (d) all federal, state, local and foreign Tax Returns shall be filed consistently with this Section 2.13.

Article III
INDEMNIFICATION

Section 3.1 By Parent. Subject to Section 3.3, Parent shall indemnify and hold SpinCo and each SpinCo Member harmless against:

(a) any and all Taxes for which Parent is liable pursuant to Section 2.7; and

(b) any and all increases in the liability for Taxes of the SpinCo Group or any SpinCo Member (or group thereof) as a result of a Parent Member’s material inaccuracies in, or failure to timely provide, such information and assistance specified in Section 2.2.

Section 3.2 By SpinCo. Subject to Section 3.3, SpinCo shall indemnify and hold Parent and each Parent Member harmless against:

(a) any and all Taxes for which SpinCo is liable pursuant to Section 2.7; and

(b) any and all increases in the liability for Taxes of the Parent Affiliated Group or any Parent Member (or group thereof) as a result of a SpinCo Member’s material inaccuracies in, or failure to timely provide, such information and assistance specified in Section 2.2.

Section 3.3 Tax Treatment of the Distribution. The Parties expressly agree for all purposes to treat (a) the contributions made pursuant to step one of the Plan of Reorganization as contributions by Parent of the applicable stock to the capital of SpinCo under Section 118 of the Code, (b) the contributions made pursuant to step two of the Plan of Reorganization as contributions by Parent of the applicable assets, liabilities and employees to the capital of SpinCo under Section 118 of the Code, (c) the dividend made pursuant to step three of the Plan of Reorganization a taxable distribution to Parent’s shareholders governed by Sections 301 and 311 of the Code and (d) the Distribution as a taxable distribution to Parent’s shareholders governed by Sections 301 and 311 of the Code, in each case, except to the extent otherwise required by a Final Determination.

Section 3.4 Certain Reimbursements. Each Party shall notify the other Party of any Taxes paid by it or any of its Affiliates that are subject to indemnification under this Article III. Any notification pursuant to this Section 3.4 shall include a detailed calculation (including, if applicable, separate allocations of such Taxes between the Parties and supporting work papers) and a brief explanation of the basis for indemnification hereunder. Whenever such a notification is given, the indemnifying Party shall pay the amount requested in such notice to the indemnified party in accordance with Article IV, but only to the extent the indemnifying Party agrees with such request. To the extent the indemnifying Party disagrees with such request, it shall so notify the indemnified party within thirty (30) days of receipt of such notice, whereupon the Parties shall use their best efforts to resolve any such disagreement. Any indemnification payment made after such thirty (30)-day period shall include interest at the Applicable Rate from the date of receipt of the original indemnification notice. Any dispute as to any matter covered by this Article III shall be resolved pursuant to Section 5.6.

Section 3.5 Adjustments. The Parties agree to cooperate in good faith, without bias to any Parent Member or SpinCo Member, to make appropriate adjustments to accomplish the objectives of this Article III.

Article IV
METHOD AND TIMING OF PAYMENTS

REQUIRED BY THIS AGREEMENT

Section 4.1 Payment in Immediately Available Funds; Interest. All payments made pursuant to this Agreement shall be made in immediately available funds. Except as otherwise provided in the Agreement, all payments shall be made within fifteen (15) days of receipt of request therefor. For the avoidance of doubt, a Party may request payment for any costs incurred pursuant to Section 2.12 as soon as such costs are incurred. Except as otherwise provided in the Agreement, any payment not made within fifteen (15) days of receipt shall thereafter bear interest at the Applicable Rate.

Section 4.2 Characterization of Payments. Any payment (other than interest thereon) made hereunder or pursuant to Article 5 of the Separation Agreement by Parent to SpinCo, or by SpinCo to Parent, shall be treated by all Parties for all Tax purposes as a non-taxable (in accordance with Treasury Regulations Section 1.1502-13) distribution or capital contribution, as applicable, made immediately prior to the Distribution, except to the extent that Parent and SpinCo treat a payment as the settlement of an intercompany liability or as otherwise required by a change in law or a Final Determination. Notwithstanding anything herein to the contrary, to the extent one Party (“Indemnitor”) makes a payment of interest to another Party (“Indemnitee”) under this Agreement with respect to the period from the date that the Indemnitee made a payment of Tax to a Tax Authority to the date that the Indemnitor reimbursed the Indemnitee for such Tax payment, the interest payment shall be treated as interest expense to the Indemnitor (deductible to the extent provided by Law) and as interest income by the Indemnitee (includible in income to the extent provided by Law).

Section 4.3 Tax Gross Up. If, notwithstanding the manner in which payments described in Section 4.2 were reported, there is a Tax liability or an adjustment to a Tax liability of a Party as a result of its receipt of a payment pursuant to this Agreement, such payment shall be appropriately adjusted so that the amount of such payment, reduced by the amount of all Income Taxes payable with respect to the receipt thereof (but taking into account all correlative Tax benefits resulting from the payment of such Income Taxes), shall equal the amount of the payment that the Party receiving such payment would otherwise be entitled to receive.

Section 4.4 Payor and Payee. All indemnification payments under this Agreement shall be made by Parent directly to SpinCo and by SpinCo directly to Parent; provided, however, that if the Parties mutually agree with respect to any such indemnification payment, (a) any Parent Member may make such indemnification payment to any SpinCo Member and (b) any SpinCo Member may make such indemnification payment to any Parent Member.

Article V
COOPERATION; DOCUMENT RETENTION; CONFIDENTIALITY; disagreements

Section 5.1 Provision of Cooperation, Documents and Other Information. Upon the reasonable request of any Party, Parent or SpinCo, as applicable, shall promptly provide (and shall cause its Affiliates to promptly provide) the requesting Party with such cooperation and assistance, documents and other information as may be necessary or reasonably helpful in connection with (a) the preparation and filing of any Tax Return, (b) the conduct of any Audit involving any Taxes or Tax Returns within the scope of this Agreement, (c) the verification by a Party of an amount payable to or receivable from the other Party or (d) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any Tax Refund. Such cooperation and assistance shall include (i) the provision of books, records, Tax Returns, documentation or other information relating to any relevant Tax Return, (ii) the execution of any document that may be necessary or reasonably helpful in connection with the filing of any Tax Return, or in connection with any Audit, including the execution of powers of attorney and extensions of applicable statutes of limitations with respect to Tax Returns which Parent may be obligated to file on behalf of SpinCo Members pursuant to Section 2.1, (iii) the prompt and timely filing of appropriate claims for refund, and (iv) the use of reasonable best efforts to obtain any documentation from a governmental authority or a third party that may be necessary or reasonably helpful in connection with the foregoing. Each Party shall make its employees and facilities available on a mutually convenient basis to facilitate such cooperation. Parent and SpinCo acknowledge that time is of the essence in relation to any request for information, assistance or cooperation made by SpinCo or Parent pursuant to this Article V and failure to comply with the deadlines set forth herein or reasonable deadlines otherwise set by SpinCo or Parent could cause irreparable harm.

Section 5.2 Retention of Books and Records. Each Party shall retain or cause to be retained (and shall cause each of their Affiliates to retain or cause to be retained) all Tax Returns and all books, records, schedules, work papers and other documents relating thereto (“Tax Records”), until the later of (a) the date seven (7) years from the close of the applicable Tax Period, (b) the expiration of all applicable statutes of limitations (including any waivers or extensions thereof) and (c) the expiration of any retention period required by law (e.g., depreciation or inventory records) or pursuant to any record retention agreement. After such date, each Party may dispose of such Tax Records upon sixty (60) days’ prior written notice to the other Party and the notified Party shall have the opportunity, at its cost and expense, to copy or remove, within such sixty (60)-day period, all or any part of such Tax Records. Any notice of an intent to dispose given pursuant to this Section 5.2 shall include a list of the Tax Records to be disposed of describing in reasonable detail the files, books or other records being disposed. The Parties shall notify each other in writing of any waivers, extensions, or expirations of applicable statutes of limitations.

Section 5.3 Confidentiality of Documents and Information. Except as required by law or with the prior written consent of the other Party, all Tax Returns, documents, schedules, work papers and similar items and all information contained therein that are within the scope of this Agreement shall be kept confidential by the Parties and their Representatives, shall not be disclosed to any other Person and shall be used only for the purposes provided herein, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. Notwithstanding any other provision of this Agreement or any other agreement, in no event shall any of the Parties or their respective Affiliates be required to provide the other Party or any of its Affiliates or any other Person access to or copies of any information if such action could reasonably be expected to result in the waiver of any Privilege. In addition, in the event that the Parties determine that the provision of any information to the other Party or its Affiliates could be commercially detrimental, violate any law or agreement or waive any Privilege, the Parties shall use reasonable best efforts to permit compliance with their obligations under this Article V in a manner that avoids any such harm or consequence.

Section 5.4 Reliance by Parent. If any SpinCo Member supplies information to a Parent Member in connection with a Tax liability and an officer of a Parent Member signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then, upon the written request of such Parent Member identifying the information being so relied upon, the chief financial officer of SpinCo (or any officer of SpinCo as designated by the chief financial officer of SpinCo) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete. SpinCo agrees to indemnify and hold harmless each member of the Parent Group and its directors, officers and employees from and against any fine, penalty or other cost or expense of any kind attributable to a SpinCo Member having supplied, pursuant to this Section 5.4, a Parent Member with inaccurate or incomplete information in connection with a Tax liability; provided, that, this Section 5.4 shall not apply to information governed by Section 2.11.

Section 5.5 Reliance by SpinCo. If any Parent Member supplies information to a SpinCo Member in connection with a Tax liability and an officer of a SpinCo Member signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then, upon the written request of such SpinCo Member identifying the information being so relied upon, the chief financial officer of Parent (or any officer of Parent as designated by the chief financial officer of Parent) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete. Parent agrees to indemnify and hold harmless each SpinCo Member and its directors, officers and employees from and against any fine, penalty or other cost or expense of any kind attributable to a Parent Member having supplied, pursuant to this Section 5.5, a SpinCo Member with inaccurate or incomplete information in connection with a Tax liability; provided, that, this Section 5.5 shall not apply to information governed by Section 2.11.

Section 5.6 Disagreements. The Parties desire that collaboration will continue between them. Accordingly, they will use commercially reasonable efforts to resolve in good faith, and they will cause the Parent Members and the SpinCo Members, as applicable, to use commercially reasonable efforts to resolve in good faith all disagreements regarding their respective rights and obligations under this Agreement, including any amendments hereto. In furtherance thereof, in the event of any dispute or disagreement between any Parent Member and any SpinCo Member as to the interpretation of any provision of this Agreement or the performance of obligations hereunder, Representatives of the Parties shall negotiate in good faith to resolve such dispute. If such good faith negotiations do not resolve the dispute within thirty (30) days, then the matter will be referred to the Accounting Firm, which will function as an expert and not as an arbitrator. The Accounting Firm may, in its discretion, obtain the services of any third-party appraiser, accounting firm or consultant that the Accounting Firm deems necessary to assist it in resolving such disagreement. The Accounting Firm shall furnish written notice to the Parties of its resolution of any such dispute as soon as practical, but in any event no later than forty-five (45) days after its acceptance of the matter for resolution. Any such resolution by the Accounting Firm will be conclusive and binding on the Parties. Following receipt of the Accounting Firm’s written notice to the Parties of its resolution of the dispute, the Parties shall each take or cause to be taken any action necessary to implement such resolution of the Accounting Firm. Each Party shall pay its own fees and expenses (including the fees and expenses of its representatives) incurred in connection with the referral of the matter to the Accounting Firm. All fees and expenses of the Accounting Firm in connection with such referral shall be shared equally by the Parties. Nothing in this Section 5.6 will prevent either Party from seeking injunctive relief if any delay resulting from the efforts to resolve the dispute through the Accounting Firm could result in serious and irreparable injury to such Party. Notwithstanding anything to the contrary in this Agreement, Parent and SpinCo are the only members of the Parent Group and the SpinCo Group, respectively, entitled to commence a dispute resolution procedure under this Agreement, and each of Parent and SpinCo will cause the Parent Members and the SpinCo Members, respectively, not to commence any dispute resolution procedure other than through such Party as provided in this Section 5.6.

Article VI
AUDITS

Section 6.1 Notification and Status of Audits or Disputes. Upon the receipt by any Party (or any of its Affiliates) of notice of any pending or threatened Audit pertaining to (a) Taxes for which the other Party is responsible or (b) Taxes subject to indemnification under this Agreement, such Party shall promptly notify the other Party in writing of the receipt of such notice. Each Party shall use reasonable best efforts to keep the other Party advised as to the status of any Audits pertaining to (i) Taxes for which the other Party is responsible or (ii) Taxes subject to indemnification under this Agreement. To the extent relating to any such Tax, each Party shall promptly furnish the other Party with copies of any inquiries or requests for information from any Taxing Authority or any other administrative, judicial or other governmental authority, as well as copies of any revenue agent’s report or similar report, notice of proposed adjustment or notice of deficiency. The failure of one Party to notify the other of such communication in accordance with the immediately preceding sentences shall not relieve the other Party of any liability or obligation to pay such Tax or make indemnification payments under this Agreement, except to the extent that the failure to timely provide such notification actually prejudices the ability of such other Party to contest such Tax liability or increases the amount of such Tax liability.

Section 6.2 Control and Settlement.

(a) Parent shall have the right to control, and to represent the interests of all affected taxpayers in, any Audit relating, in whole or in part, to any Tax Return filed pursuant to Section 2.1(a)(i) and Section 2.1(a)(ii) and to employ counsel or other advisors of its choice and at its own cost; provided, that with respect to any issue arising on an Audit of a Parent Prepared Tax Return that may have an adverse effect on SpinCo or any SpinCo Member (including as a result of SpinCo’s indemnification obligations pursuant to Section 3.2), (i) Parent shall permit SpinCo to participate in such Audit with respect to such issue, and in no event shall Parent settle or otherwise resolve any such issue without the prior written consent of SpinCo, which consent shall not be unreasonably withheld, conditioned or delayed; (ii) SpinCo shall provide Parent a written response to any notification by Parent of a proposed settlement within ten (10) days of its receipt of such notification; and (iii) if SpinCo fails to respond within such ten (10)-day period, it shall be deemed to have consented to the proposed settlement. Parent and SpinCo shall bear their own costs incurred in participating in any proceeding relating to any Audit under this Section 6.2(a).

(b) SpinCo shall have the right to control, and to represent the interests of all affected taxpayers in, any Audit relating, in whole or in part, to any Tax Return filed pursuant to Section 2.1(b)(i), Section 2.1(b)(ii) and Section 2.1(b)(iii) and to employ counsel or other advisors of its choice at its own cost and expense; provided, however, that with respect to any issue arising on an Audit of a SpinCo Prepared Tax Return that may have an adverse effect on Parent or any Parent Member (including as a result of Parent’s indemnification obligations pursuant to Section 3.1), (i) SpinCo shall permit Parent to participate in such Audit with respect to such issue, and in no event shall SpinCo settle or otherwise resolve any such issue without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, (ii) Parent shall provide SpinCo a written response to any notification by SpinCo of a proposed settlement within ten (10) days of its receipt of such notification, and (iii) if Parent fails to respond within such ten (10)-day period, it shall be deemed to have consented to the proposed settlement. Each of Parent and SpinCo shall bear its own costs incurred in participating in any proceeding relating to any Audit under this Section 6.2(b).

(c) The payment of any Taxes as a result of a Final Determination with respect to an Audit, as well as any payments between Parent and SpinCo with respect to such Taxes, shall be governed by Section 2.7(c).

Section 6.3 Delivery of Powers of Attorney and Other Documents. Parent and SpinCo shall execute and deliver to the other Party, promptly upon request, powers of attorney authorizing such other Party to extend statutes of limitations, receive Tax Refunds, negotiate settlements and take such other actions that Parent or SpinCo, as applicable, reasonably considers to be appropriate in exercising its control rights pursuant to Section 6.2, and any other documents reasonably necessary thereto to effect the exercise of such control rights.

Article VII
MISCELLANEOUS

Section 7.1 Effectiveness. This Agreement shall be effective from and after the Distribution Date and shall survive until the expiration of any applicable statute of limitations. From and after the Distribution Date, all prior intercompany Tax allocation agreements or arrangements solely between or among any Parent Member, on the one hand, and any SpinCo Member, on the other hand, shall be terminated.

Section 7.2 Complete Agreement; Construction. This Agreement, together with all documents and instruments referred to herein, shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous agreements, negotiations, discussions, conversations, understandings, commitments and writings with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein.

Section 7.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party.

Section 7.4 Survival of Agreements. Except as otherwise expressly set forth in this Agreement, all covenants, agreements, representations and warranties of the Parties contained in this Agreement, and liability for breach of any obligations contained herein, shall survive the Separation and the Distribution and shall remain in full force and effect.

Section 7.5 Expenses. Except as expressly set forth in this Agreement, including in Section 2.7, each Party agrees to pay its own costs and expenses resulting from the fulfillment of its respective obligations hereunder.

Section 7.6 Notices. All notices and other communications hereunder shall be in writing, shall reference this Agreement and shall be hand delivered or mailed by registered or certified mail (return receipt requested), or sent by electronic mail (“e-mail”), so long as no failure of delivery message is received, to the Parties at the following addresses (or at such other addresses for a Party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

If to Parent, then to:

SilverSun Technologies, Inc.

5 American Lane

Greenwich, CT 06831

Attention: Austin Landow

Email: Austin.Landow@jpe.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Adam O. Emmerich
Viktor Sapezhnikov
E-mail:	AOEmmerich@wlrk.com
VSapezhnikov@wlrk.com

If to SpinCo (prior to the Effective Time), then to:

SilverSun Technologies Holdings, Inc.

120 Eagle Rock Avenue

East Hanover, NJ 07936

Attention:	Mark Meller, Chief Executive Officer
E-Mail:	meller@silversuntech.com

with copy to (which shall not constitute notice) to:

Lucosky Brookman LLP

101 Wood Avenue South, 5th Floor

Woodbridge, NJ 08830

Attention:	Joseph Lucosky
Christopher Haunschild
E-mail:	jlucosky@lucbro.com
chaunschild@lucbro.com

If to SpinCo (after the Effective Time), then to:

SilverSun Technologies Holdings, Inc.

120 Eagle Rock Avenue

East Hanover, NJ 07936

Attention:	Mark Meller, Chief Executive Officer
E-Mail:	meller@[●].com

with copy to (which shall not constitute notice) to:

Lucosky Brookman LLP

101 Wood Avenue South, 5th Floor

Woodbridge, NJ 08830

Attention:	Joseph Lucosky
Christopher Haunschild
Email:	jlucosky@lucbro.com
chaunschild@lucbro.com

Section 7.7 Waivers. The failure of any Party to require strict performance by any other Party of any provision in this Agreement will not waive or diminish that Party’s right to demand strict performance thereafter of that or any other provision hereof.

Section 7.8 Amendments; Waiver. This Agreement may not be amended or otherwise modified, except by an instrument in writing signed on behalf of each of the Parties hereto. By an instrument in writing, Parent, on the one hand, or SpinCo, on the other hand, may waive compliance by the other with any term or provision of this Agreement that the other Party was or is obligated to comply with or perform. Such waiver or failure to insist on strict compliance with such term or provision shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance. The waiver by any Party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 7.9 Assignment. Neither Party may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other Party hereto.

Section 7.10 Successors and Assigns. The provisions to this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 7.11 Termination. This Agreement can only be amended, terminated, modified or abandoned by mutual agreement of the Parties. In the event of such termination, no Party shall have any liability of any kind to the other Party or any other Person.

Section 7.12 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any entity that is contemplated to be a Subsidiary of such Party after the Distribution Date.

Section 7.13 Third-Party Beneficiaries. The provisions of this Agreement are solely for the benefit of the Parties and their respective Subsidiaries and Affiliates (including, with respect to Parent, the Parent Group) and are not intended, and shall not be deemed, to confer upon any other Person any remedy, claim, liability, reimbursement, cause of action or other right hereunder or thereunder.

Section 7.14 Titles and Headings. Titles and headings to Articles and Sections in this Agreement are inserted for convenience of reference purposes only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 7.15 Governing Law. This Agreement (and any claims or Disputes (as defined in the Separation Agreement) arising out of or related hereto or to the transactions contemplated hereby or to the inducement of any Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

Section 7.16 Waiver of Jury Trial. THE PARTIES HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 7.17 Specific Performance. From and after the Distribution, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Parties agree that the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss, that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived, and that any requirements for the securing or posting of any bond with such remedy are hereby waived by each of the Parties.

Section 7.18 Severability. In the event any one or more of the provisions contained in this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired or invalidated thereby. The Parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid, suitable and equitable provisions, the economic effect of which comes as close as possible to that of the original intent of the Parties with respect to such invalid, illegal or unenforceable provisions.

Section 7.19 Force Majeure. No Party shall be deemed in default of this Agreement for any delay or failure to fulfill any obligation (other than a payment obligation) hereunder or thereunder so long as and to the extent to which any delay or failure in the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. In the event of any such excused delay, the time for performance of such obligations (other than a payment obligation) shall be extended for a period equal to the time lost by reason of the delay. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) provide written notice to the other Party of the nature and extent of any such Force Majeure condition and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement as soon as reasonably practicable.

Section 7.20 Predecessors and Successors. To the extent necessary to give effect to the purposes of this Agreement, any reference to any corporation or other entity shall also include any predecessors or successors thereto, by operation of law or otherwise.

Section 7.21 Further Assurances. Subject to the provisions hereof, the Parties shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby. Subject to the provisions hereof, each Party shall, in connection with entering into this Agreement, performing its obligations hereunder and taking any and all actions relating hereto, comply with all applicable laws, regulations, orders and decrees, obtain all required consents and approvals and make all required filings with any governmental authority (including any regulatory or administrative agency, commission or similar authority) and promptly provide the other Party with all such information as it may reasonably request in order to be able to comply with the provisions of this sentence.

Section 7.22 Rules of Construction. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation.” Unless the context otherwise requires, the words “hereof,” “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. The word “or” when used in this Agreement shall not be exclusive. Unless otherwise specified in a particular case, the word “days” when used in this Agreement refers to calendar days. References herein to this Agreement or any other agreement contemplated herein shall be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified. Unless expressly stated to the contrary in this Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to [●].2 This Agreement shall be deemed to be the joint work product of the Parties and this Agreement shall not be construed against either Party as the principal draftsperson hereof or thereof.

[Signature Page Follows]

2 Note to Draft: To be the date of signing this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date above written.

PARENT:

Silversun Technologies, Inc.

By:
Name:
Title:

SPINCO:

Silversun Technologies Holdings, Inc.

By:
Name:
Title: